Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2012

Tel Aviv, Israel, November 29, 2012, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit"" or the "Company") announced today its results for the third quarter of 2012.

Three months ended September 30, 2012 compared to corresponding period in 2011

Consolidated revenues for the three months period ended September 30, 2012 amounted to NIS 218 million (US$ 55 million) compared to NIS 258 million in the corresponding period in 2012.

The revenues are affected by: (i) an increase in revenues from commercial centers, mainly attributable to the opening of additional three commercial centers ,the sale of office space in India and sale of a plot in Bulgaria by our subsidiary, Plaza Centers; (ii) an increase in revenues from sale of medical systems by InSightec, offset by: (i) a decrease in revenues from hotels, attributable to the sale of the Company's share in four Dutch hotels in March 2012; (ii) a decrease in revenues from the retail activity, attributable to the sale of GAP in April 2012; (iii) a decrease in gain from fair value adjustment of investment property and rental income from investment properties  in the US which  were  sold in June 2012;

•
Revenues from commercial centers increased in Q3 2012 to NIS 118 million (US$ 30 million) compared to NIS 26 million in Q3 2011. The increase is attributable to the operations of seven commercial centers in Q3 2012 which generated revenues of NIS 42 million in the third quarter of 2012 compared to revenues of NIS 25 million attributable to the operations of four commercial centers in Q3 2011. In addition in the third quarter of 2012 we recognized revenues of NIS 9 million attributable to the sale of office space in India. Moreover, Plaza has consummated sale of plot in Bulgaria which generated revenues of NIS 68 million in the third quarter of 2012.

•
Cost of commercial centers increased in Q3 2012 to NIS 113 million (US$ 28 million) compared to NIS 39 million in Q3 2011. The increase is attributable to the increase in the revenues of three commercial centers, the sale of office space in India and the sale of the plot in Bulgaria, as aforementioned.

•
Revenues from investment property rental income (US) - in Q3 2012 we did not recognize rental income or fair value adjustment income from the US investment properties due to its sale during Q2 2012,   while it amounted to NIS 90 million in Q3 2011.

•	Cost of investment property in Q3 2012 we did not recognize any costs related to investment property, due to its sale during Q2 2012, compared to NIS 26 million in Q3 2011.

•
Revenues from hotels operation and management decreased in Q3 2012 to NIS 50 million (US$ 13 million) compared to NIS 72 million in Q3 2011. The decrease is mainly attributable to the sale of the Company's hotels in the Netherlands in March 2012 offset by increase in revenues from the existing hotel in Bucharest.

•
Costs and expenses of hotels operation and management decreased in Q3 2012 to NIS 45 million (US$ 11 million) compared to NIS 61 million in Q3 2011. The decrease is attributable mainly to the sale of the Company's hotels in the Netherlands in March 2012, as aforementioned.

•
Revenues from the sale of medical systems increased in Q3 2012 to NIS 19 million (US$ 4.8 million) compared to NIS 14 million in Q3 2011. The increase is mainly attributable to the number of systems sold during the period.

•
Costs and expenses of medical systems decreased in Q3 2012 to NIS 14 million (US$ 3.5 million) compared to NIS 15 million in Q3 2011. The decrease in costs is mainly attributable to the cost saving measures applied by InSightec in the second half of 2011 and to the decrease in legal related expenses.

•
Research and development expenses decreased in Q3 2012 to NIS 10 million (US$ 2.5 million) compared to NIS 14 million in Q3 2011. The decrease in costs is attributable to cost saving measures applied by InSightec in the second half of 2011.

•
Revenues from the sale of fashion retail decreased in Q3 2012 to NIS 31 million (US$ 8 million) compared to NIS 41 million in Q3 2011. The decrease is mainly attributable to the sale of the retail activity of GAP in April 2012, partially offset by the increase in the revenues attributable to the activity of Mango.

•
Cost of fashion retail decreased in Q3 2012 to NIS 34 million (US$ 8.5 million) compared to NIS 51 million in Q3 2011. The decrease is mainly attributable to the sale of the retail activity of GAP, as aforementioned.

•
General and administrative expenses decreased in Q3 2012 to NIS 11 million (US$ 2.8 million) compared to NIS 17 million in Q3 2011. The decrease in expenses is attributable to a decrease in stock based compensation expenses. General and administrative expenses excluding non-cash expenses amounted to NIS 8 million (US$ 2 million) in Q3 2012 compared to NIS 8 million in Q3 2011.

•
Financial expenses, net increased in Q3 2012 to NIS 0.3 million (US$ 0.1 million) compared to NIS net financial income of 96 million in Q3 2011. The increase of NIS 96 million is mainly attributable to the following:

o
An increase in the amount of NIS 146 million (US$ 37 million) in non-cash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, and other derivatives, which are measured at fair value through profit and loss), offset by an increase in gain from repurchase of debentures in an amount of NIS 66 million.

•
An increase in interest expenses, net in the amount of NIS 14 million (US$ 3.5 million) mainly attributable to an increase in the interest expenses related to the activity of Plaza Centers' commercial centers offset by a decrease in the interest relating to our   US investment properties of a result of the sale of these assets in June 2012; and a decrease in the interest related to our hotel activities as a result of the sale of our Dutch hotels.

•
Other income (expenses) , net in Q3 2012 amounted to NIS 27 million (US$ 7 million) compared to expenses in the amount of NIS 101 million in Q3 2011.The expenses in Q3 2012 is attributable to write off of trading property,

•
Loss for Q3 2012 amounted to NIS 29 million (US$ 7.5 million) (out of which NIS 12 is attributed to the equity holders of the Company) compared to a loss in the amount of NIS 26 million in the corresponding period in 2011 (out of which a loss in the amount of NIS 39 million is attributed to the equity holders of the Company).

•
Cash and cash equivalents as of September 30, 2012 amounted to NIS 0.74 billion (US$ 189 million) compared to NIS 0.6 billion as of December 31, 2011. The increase is attributable to the sale of 49 US investment properties and to the sale of four Dutch hotels, as aforementioned, offset by repayment of debentures and loans.

●
Shareholders' equity as of September 30, 2012 amounted to NIS 1.7 billion (US$ 442 million) (out of which NIS 0.5 billion is attributed to the equity holders of the Company) compared to NIS 1.5 billion (out of which NIS 0.4 billion is attributed to the equity holders of the Company) as of December 31, 2011. In the second quarter, the Company has initially implemented the revaluation model with respect to the Company’s property, plant and equipment (mainly the hotels segment), which contributed to an increase in the Company's equity.

Our presentation to the consolidated financial statements for the third quarter of 2012 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (09/2012).”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity -venture capital investments.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Mordechay Zisser	Mor Dagan
Chief Executive Officer (CEO)	Investor Relations
Tel: +972-3-608-6000	Tel: +972-3-516-7620
Motti@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30	December 31	September 30
	2 0 1 2	2 0 1 1	2 0 1 2
			Convenience
			translation
	(in NIS thousands)		US$'000
Current Assets
Cash and cash equivalents	737,556	602,292	188,537
Short-term deposits and investments	326,705	409,338	83,514
Trade accounts receivables	61,163	72,049	15,635
Other receivable	105,336	101,566	26,926
Prepayments and other assets	274,287	262,861	70,114
Inventories	35,299	48,043	9,023
Trading property	4,744,385	4,556,616	1,212,778
	6,284,731	6,052,765	1,606,527

Non-Current Assets
Deposits, loans and other long-term balances	129,402	380,077	33,078
Investments in associates	16,270	10,556	4,159
Property, plant and equipment	1,230,234	1,167,646	314,477
Investment property	120,260	2,672,571	30,741
Other assets and deferred expenses	13,653	13,037	3,490
Intangible assets	43,442	74,415	11,105
	1,553,261	4,318,302	397,050

	7,837,992	10,371,067	2,003,577

Current Liabilities
Short-term credits	847,084	1,079,736	216,535
Borrowings relating to trading property	1,266,075	1,124,031	323,639
Suppliers and service providers	102,506	219,229	26,203
Payables and other credit balances	189,823	261,744	48,523
Other liabilities	145,559	157,144	37,208
	2,551,047	2,841,884	652,108
Liabilities related to discontinued operation	3,392	2,941	868
	2,554,439	2,844,825	652,976

Non-Current liabilities
Borrowings	3,341,845	5,650,170	854,255
Other financial liabilities	85,318	215,752	21,809
Other liabilities	12,233	12,808	3,127
Deferred taxes	121,707	108,642	31,111
	3,561,103	5,987,372	910,302

Shareholders' Equity
Attributable to equity holders of the Company	477,905	359,630	122,164
Non-controlling interest	1,244,545	1,179,240	318,135
	1,722,450	1,538,870	440,299

	7,837,992	10,371,067	2,003,577

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 1	2 0 1 2
	(in NIS thousands)					Convenience
						translation
						US$'000
Revenues and gains
Gain from sale of real estate assets	53,875	-	-	-	-	13,772
Gain from changes of shareholding in investees entities	7,806	15,453	-	15,453	15,450	1,995
Commercial centers	216,971	81,614	118,415	25,948	115,270	55,463
Gain from fair value adjustment of investment property	-	78,815	-	29,030	100,818	-
Investment property rental income	133,641	182,318	-	60,544	254,806	34,162
Hotels operations and management	167,384	209,987	49,577	71,840	286,548	42,787
Sale of medical systems	47,338	27,503	18,809	14,386	53,324	12,101
Sale of fashion merchandise and other	105,605	124,447	30,964	40,859	185,082	26,995
	732,620	720,137	217,765	258,060	1,011,298	187,275

Expenses and losses
Commercial centers	204,610	112,905	113,306	38,525	159,626	52,303
Investment property expenses	58,063	76,885	-	25,558	112,262	14,842
Expenses relating to realization of investment property and fair value adjustment	103,697	-	-	-	-	26,507
Hotels operations and management	153,058	179,104	44,908	61,372	240,784	39,125
Cost and expenses of medical systems operation	45,377	51,564	13,928	15,166	101,498	11,599
Cost of fashion merchandise and other	117,159	148,842	33,869	51,258	211,743	29,949
Research and development expenses	33,308	46,770	10,491	14,392	62,851	8,514
General and administrative expenses	35,286	49,587	10,645	17,277	61,857	9,020
Share in losses of associates, net	6,241	5,200	1,654	1,327	7,568	1,597
Financial expenses (income), net	225,485	(86,289)	346	(95,789)	(86,560)	57,639
Write down, charges and other expenses(income), net	50,686	137,725	27,490	101,142	309,885	12,957
	1,032,970	722,293	256,637	230,228	1,181,514	264,052

Loss before income taxes	(300,350)	(2,156)	(38,872)	27,832	(170,216)	(76,777)
Income taxes expenses (tax benefits)	(15,975)	51,560	(10,312)	53,761	86,550	(4,084)
Loss from continuing operations	(284,375)	(53,716)	(28,560)	(25,929)	(256,766)	(72,693)
Profit from discontinued operation, net	-	-	-	-	9,737	-
Loss for the period	(284,375)	(53,716)	(28,560)	(25,929)	(247,029)	(72,693)

Attributable to:
Equity holders of the Company	(240,765)	(133,020)	(11,825)	(39,513)	(264,919)	(61,545)
Non-controlling interest	(43,610)	79,304	(16,735)	13,584	17,890	(11,148)
	(284,375)	(53,716)	(28,560)	(25,929)	(247,029)	(72,693)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 1	2 0 1 2
	(in NIS thousands)					Convenience
						translation
						US$'000

Loss for the period	(284,375)	(53,716)	(28,560)	(25,929)	(247,029)	(72,693)

Exchange differences arising from translation of foreign operations	82,634	102,444	118,512	75,602	38,031	21,123
Loss from cash flow hedge	(10,781)	-	(3,601)	-	(41,577)	(2,756)
Gain (loss) from available for sale investments	6,921	(11,206)	4,803	(11,750)	(4,131)	1,769
First adaption of the revaluation model	409,819 (*)	-	1,335	-	-	104,760
Loss on hedging instruments designated in hedges of the net assets of foreign operations	37,971	-	(671)	-	-	9,706
Reclassification adjustments relating to foreign operations disposed of in the year	(75,610)	-	-	-	-	(19,328)
	450,954	91,238	120,378	63,852	(7,677)	115,274

Comprehensive income (loss)	166,579	37,522	91,818	37,923	(254,706)	42,581

Attributable to:
Equity holders of the Company	120,091	(68,206)	61,958	(2,962)	(264,454)	30,698
Non-controlling interest	46,488	105,728	29,860	40,885	9,748	11,883
	166,579	37,522	91,818	37,923	(254,706)	42,581

(*) Net of related tax expenses in the amount of NIS 97 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Foreign currency translation adjustments	Other Reserves(*)	Revaluation of property plant and equipment	Stock base compensation reserve	Retained earnings		Gross Amount	Treasury stock	Total amount attributable to equity holders of the Company	Non-controlling Interest	Total shareholders' equity
	(in thousand NIS)
Balance -
December 31, 2010	38,051	844,574	(471,993)	(33,904)	-	57,201	495,332		929,261	(168,521)	760,740	1,416,781	2,177,521
Loss for the year	-	-	-	-	-	-	(264,919)		(264,919)	-	(264,919)	17,890	(247,029)
Comprehensive income (loss)	-	-	42,876	)42,411(	-	-			465	-	465	(8,142)	(7,677)
Dividend paid to the non-Controling onterest by a subsidiary	-	-	-	-	-	-	-		-	-	-	(56,529)	(56,529)
Stock based compensation expenses	-	-	-	-	-	10,705	-		10,705	-	10,705	36,278	46,983
Exercise of shares by employees	8	20,237	-	-	8	(20,245)	-		-	-	-	-	-
Initialy consolidated subsidiary	-	-	-	-	-	-	-		-	-	-	11,766	11,766
Purchase of unit holdings from non-Controlling interest by a subsidiary	-	-	-	(155,102)	-	-	-		(155,102)	-	(155,102)	(226,634)	(381,736)
issuance of shares to the non cotrolling interest by a subsidiary	-	-	-	7,741	-	-	-		7,741	-	7,741	(12,170)	(4,429)

December 31, 2011	38,059	864,811	(429,117)	(223,676)	-	47,661	230,413		528,151	(168,521)	359,630	1,179,240	1,538,870
Loss for the period	-	-	-	-	-	-	(240,765)		(240,765)	-	(240,765)	(43,610)	(284,375)
Comprehensive income (loss)	-	-	(7,864)	32,810	(**)193,962	-	141,948	(***)	360,856	-	360,856	90,098	450,954
Stock based compensation expenses	-	-	399	(5,469)	-	1,870	-		(3,200)	-	(3,200)	5,282	2,082
Transaction with non controlling interest	-	-	-	(5,809)	-	-	-		(5,809)	-	(5,809)	13,535	7,726
Reclassification of a derivative (option) to equity following change in terms	-	-	-	7,193	-	-	-		7,193	-	7,193	-	7,193

September 30, 2012	38,059	864,811	(436,582)	(194,951)	193,962	49,531	131,596		646,426	(168,521)	477,905	1,244,545	1,722,450

(*)	Includes with non-controlling interest and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 40 million.
(***)	Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Foreign currency translation adjustments	Other Reserves(*)	Revaluation of property plant and equipment		Stock base compensation reserve	Retained earnings		Gross Amount	Treasury stock	Total amount attributable to equity holders of the Company	Non-controlling Interest	Total shareholders' equity
	Convenience translation US$'000

December 31, 2011	9,729	221,066	(109,692)	(57,177)	-		12,183	58,899		135,008	(43,078)	91,930	301,442	393,372

Loss for the period	-	-	-	-	-		-	(61,545)		(61,545)	-	(61,545)	(11,148)	(72,693)
Comprehensive income (loss)	-	-	(2,010)	8,387	49,581	(**)	-	36,285	(***)	92,243	-	92,243	23,031	115,274
Stock based compensation expenses	-	-	102	(1,398)	-		478	-		(818)	-	(818)	1,350	532
Transaction with non controlling interest	-	-	-	(1,485)	-		-	-		(1,485)	-	(1,485)	3,460	1,975
Reclassification of a derivative (option) to equity following change in terms	-	-	-	1,839	-		-	-		1,839	-	1,839	-	1,839

September 30, 2012	9,729	221,066	(111,600)	(49,834)	49,581		12,661	33,639		165,242	(43,078)	122,164	318,135	440,299

(*)	Includes with non-controlling interest and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 10 million.
(***)	Net of related tax expenses in the amount of NIS 11 million.